Exhibit 99.3

FOR IMMEDIATE RELEASE

Additional Development Plan Approved for Ekofisk in Norway

Paris, March 26, 2003 — TotalFinaElf (39.9%) and partners ConocoPhillips (operator, 35.11%), Agip (12.39%), Norsk Hydro (6.65%), Petoro (5%) and Statoil (0.95%) have approved the Ekofisk Area Growth Plan for further development on the PL018 license in the Norwegian North Sea.

The project calls for stepping up the recovery of oil and gas in place and increasing the field’s processing capacity. A new production and processing platform, known as 2/4 M, will be built and drilling will start in 2004 on three of the 25 wells scheduled under the plan. First production is scheduled for late 2005.

Tied into the existing Ekofisk 2/4 J production platform, the 2/4 M platform will be equipped with facilities including a high-pressure separator and a water treatment plant. A new electrical network will substantially reduce carbon dioxide (CO2) emissions.

The new investments are in line with TotalFinaElf’s strategy of continuing growth on the Norwegian Continental Shelf where 34% of the company’s worldwide production was located in 2002.

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